UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Indonesia Energy Corporation Limited

(Name of Issuer)

Common Stock, $0.00267 par value

(Title of Class of Securities)

G4760X 102

(CUSIP Number)

C/O James Huang

Dea Tower I, 11th Floor, Suite 1103

JL Mega Kuningan Barat Kav. E4.3 No. 1-2

Jakarta 12950, Indonesia

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4760X 102

1	Names of Reporting Person. HFO Investment Group Limited
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 647,778
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 647,778 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 647,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 8.74% (2)
14	Type of Reporting Person OO

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CUSIP No. G4760X 102

1	Names of Reporting Person. Wan-Yu Huang
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 647,778 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 647,778 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 647,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 8.74% (2)
14	Type of Reporting Person IN

(1)	Represents 647,778 shares held by HFO Investment Group Limited (“HFO”). Wan-Yu Huang, the adult sister of James J. Huang, the Chief Investment Officer, has voting and dispositive control over the shares held by HFO.

(2)	Based on a total of 7,407,955 Ordinary Shares issued and outstanding as of November 16, 2020 as reported by the Issuer in its current report on Form 6-K, filed by the Issuer with the SEC on December 23, 2020.

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Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on December 31, 2019 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D. The number of shares in this Amendment No. 1 reflects a sale of shares by the Reporting Persons in January 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, $0.00267 par value (“Ordinary Shares”)

Issuer:	Indonesia Energy Corporation Limited (“Issuer”)
c/o James J. Huang
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No. 1-2
Jakarta 12950, Indonesia

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

HFO Investment Group Limited, a British Virgin Islands company (“HFO”), which is the holder of record of approximately 8.74% of the issued and outstanding Ordinary Shares as of November 16, 2020, as reported by the issuer in its Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 23, 2020; and Wan Yu-Huang, who is the director of HFO and has voting and dispositive control over the shares held by HFO.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 14, 2021, pursuant to a share purchase agreement by and among Chien-Chia Chiu and HFO (the “Chien-Chia Chiu Share Purchase Agreement”), HFO sold an aggregate of 60,000 Ordinary Shares to Chien-Chia Chiu for an aggregate price of $360,000, or $6.00 per Ordinary Share (the transaction, the “Chien-Chia Chiu Share Purchase”).

On January 15, 2021, pursuant to a share exchange agreement by and among Chien-Ta Chiu and HFO (the “Chien-Ta Chiu Share Purchase Agreement,” together with the Chien-Chia Chiu Share Purchase Agreement, the “Share Purchase Agreements”), HFO sold an aggregate of 70,000 Ordinary Shares to Chien-Ta Chiu for an aggregate price of $420,000, or $6.00 per Ordinary Share (the transaction, the “Chien-Chia Chiu Share Purchase,” together with the Chien-Chia Chiu Share Purchase, the “Chiu Share Purchases”).

As a result of the consummation of the Chiu Share Purchases, HFO transferred approximately 1.75% of the Ordinary Shares of the Issuer, which decreased the percentage of its holding of the Ordinary Shares from 10.56% to 8.74%.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Chiu Share Purchases were undertaken by HFO for investment purposes only.

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The description of the Share Purchase Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting person and any person with respect to any securities of the Issuer.

The Reporting Persons currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 7,407,955 Ordinary Shares issued and outstanding as of November 16, 2020, are as follows:

Wan Yu-Huang
a)		Amount beneficially owned: 647,778	Percentage: 8.74%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	647,778
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	647,778
	iv.	Shared power to dispose or to direct the disposition of:	0
HFO Investment Group Limited
a)		Amount beneficially owned: 647,778	Percentage: 8.74%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	647,778
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	647,778
	iv.	Shared power to dispose or to direct the disposition of:	0

Wan Yu-Huang is the Director of HFO.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Share Purchase Agreement, dated January 14, 2021, by and between the HFO Investment Group Limited and Chien-Chia Chiu
Exhibit 10.2	Share Purchase Agreement, dated January 15, 2021, by and between the HFO Investment Group Limited and Chien-Ta Chiu

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	HFO Investment Group Limited

	By:	/s/ Wan Yu-Huang
	Name:	Wan Yu-Huang
	Title:	Director

Date: February 12, 2021		/s/ Wan Yu-Huang
Wan Yu-Huang

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